EXHIBIT 9
                                                                       ---------


VIKING ENERGY ROYALTY TRUST

Management's Discussion & Analysis

The following discussion and analysis of financial results is dated March 7, 2005 and is to be read in conjunction with the audited consolidated financial statements of Viking Energy Royalty Trust ("Viking") as at and for the years ended December 31, 2004 and 2003 and the notes related thereto. All amounts are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent ("boe") based on a 6 mcf to 1 boe ratio.

Throughout the MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and this term as presented does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating cash flows or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash Flow From Operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

Advisory - This Management Discussion and Analysis ("MD&A") highlights significant business results and statistics from Viking's audited consolidated financial statements for the year ended December 31, 2004. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipates", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

2004 OVERVIEW

Throughout 2004, strong commodity prices enabled Viking to maintain a stable monthly distribution of $0.08 per Trust Unit while recruiting a seasoned senior management team to sharpen the technical focus and operating performance of Viking. By the end of 2004, Viking had established a sound financial platform supported by a $55 million equity issue in July, a 2004 payout ratio of 79% of Cash Flow From Operations and effective July 2004, a 44% level of participation in its distribution reinvestment program. During 2004, Viking Unitholders received a 36% total return (a 17% cash yield plus 19% capital appreciation) as Viking paid distributions of $0.96 per Trust Unit and the trading value of its Trust Units appreciated from $5.65 at the beginning of the year to $6.75 at year end. At December 31, 2004, Viking's total debt (including its Convertible Debentures) of $103.6 million, represents less than 10 months of Cash Flow From Operations and a total debt to enterprise value of 12%.

During 2004, Viking negotiated two acquisitions that closed in 2005, that will transform Viking from a 15,000 boe/d oil weighted royalty trust to a 23,000 boe/d mid-sized royalty trust with production evenly weighted between oil and natural gas. On February 1, 2005, Viking closed its acquisition of Calpine Natural Gas Trust ("CNGT"), a natural gas-focused trust with approximately 33,000 mcf/d of natural gas production and 2,000 bbl/d of natural gas liquids and light oil production. On March 7, 2005, Viking completed its acquisition of Kensington Energy Ltd. ("Kensington"), a junior exploration company with approximately 6,500 mcf/d of natural gas production and 350 bbl/d of oil production with its significant properties located adjacent to Viking's core areas. These two acquisitions have provided Viking with the critical size required to further drive operating and administrative efficiencies as well as improve its opportunities in capital markets.

2004 HIGHLIGHTS

  o John Zahary joins Viking and is appointed President and Chief Executive Officer effective May 11, 2004.

  o June 2004, Bob Fotheringham appointed Vice President, Finance and Chief Financial Officer and Rob Morgan appointed Vice President, Operations and Corporate Development.

  o July 2004, balance sheet strengthened with $55 million equity financing.

  o July 2004, credit facilities confirmed at $170 million through to June 2005.

  o Third Quarter development expenditures totaled $12 million with the drilling of 19 wells (15.1 net).

  o Third Quarter production decline limited to 437 boe/d compared to 1,326 and 946 boe/d First and Second Quarter, respectively.

  o Since August, Premium Distribution/Distribution Reinvestment Plan raised over $3.5 million per month.

  o Sold Carbon property for proceeds of $14 million ($56,000 per flowing barrel) at end of the Third Quarter.

  o November 23, 2004, Viking entered into a combination agreement with Calpine Natural Gas Trust.

  o December 19, 2004, Viking entered into a pre-acquisition agreement with Kensington Energy Ltd.

  o Fourth Quarter production declined by 396 boe/d in line with Third Quarter.

  o Fourth Quarter development expenditures totaled $10 million with the drilling of 33 wells (14.6 net).

  o Viking maintained a stable monthly distribution of $0.08 per Trust Unit throughout 2004.

SELECTED FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------
                                                             YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------------------------------
(000s, except per Trust Unit and per                   2004                    2003                    2002
boe amounts)
------------------------------------------------------------------------------------------------------------
Revenue before royalties (1)                       $248,578                $231,097                $136,298
------------------------------------------------------------------------------------------------------------
Cash Flow From Operations (2)                      $124,821                $108,323                 $68,792
------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                $1.21                   $1.28                   $1.28
------------------------------------------------------------------------------------------------------------
Net Income (Loss) (1)                               $75,550               $ (55,265)                $13,906
------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                $0.73                 $ (0.66)                  $0.26
------------------------------------------------------------------------------------------------------------
Cash Distributions (3)                              $99,279                $106,560                 $62,475
------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------
                                                             YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------------------------------
(000s, except per Trust Unit and per                   2004                    2003                    2002
boe amounts)
------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                $0.96                   $1.28                   $1.16
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Total Assets (1)                                   $614,118                $658,474                $407,014
------------------------------------------------------------------------------------------------------------
Bank Loans                                          $29,350                $119,436                 $89,824
------------------------------------------------------------------------------------------------------------
Convertible Debentures (1)                          $73,763                 $73,625                      $-
------------------------------------------------------------------------------------------------------------
Unitholder Netback per boe (4)                       $21.51                  $16.66                  $17.60
------------------------------------------------------------------------------------------------------------

  1) After adjusting 2003 and 2002 for the change in accounting policies for Convertible Debentures, Asset Retirement Obligations and the segregation of Transportation costs.

  2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.

  3) Declared distributions if Trust Unit held throughout the year.

  4) Netback pricing, including Operating Netback and Unitholder Netback, does not have a standardized meaning prescribed by Canadian GAAP, and therefore may not be comparable with the calculation of similar measures for other entities.

Viking's Cash Flow From Operations of $124.8 million in 2004 reflects strong commodity prices (particularly oil prices), a significant reduction in losses on commodity price risk management activities and a containment of operating and administrative costs offsetting an 11% reduction in production. The West Texas Intermediate benchmark price for crude oil averaged $U.S.41.41 in 2004 compared to $U.S.31.04 in the prior year with Viking's oil price and U.S. dollar risk management activities resulting in losses of $4.4 million in 2004 and $7.6 million in 2003. Natural gas prices for Alberta deliveries averaged $6.53 in 2004, relatively unchanged from the $6.66 averaged in the prior year, while Viking's natural gas price risk management activities in 2004 resulted in a net gain of approximately $200,000 compared to $4.8 million of losses in 2003. Viking's oil production of 10,678 bbl/d in 2003 compares with 9,719 bbl/d in 2004, a 9% decline over the year, and reflects the oil focus of Viking's 2004 capital spending program. Viking's natural gas production declined 5,712 mcf/d (or 15%) to 33,238 mcf/d in 2004 compared to the prior year. Compared to 2003, Viking's 2004 Cash Flow From Operations is $16.5 million higher, a 15% improvement.

Viking's Net Income for 2004 totaled $75.6 million ($0.73 per unit) compared to a Loss of $55.3 million ($0.66 per unit) in the prior year. Net Income for 2003 includes a $130.0 million pre-tax charge for a value impairment on oil and gas properties, $85.0 million after a future income tax reduction of $45.0 million.

Since November 2003, Viking has maintained a monthly distribution of $0.08 per Trust Unit and has declared $0.08 per Trust Unit distributions to March 2005. In 2004, Viking's distributions represented 79% of Cash Flow From Operations compared to 98% in the prior year.

RESULTS OF OPERATIONS

Production

Daily production during 2004 averaged 15,728 boe/d, a decline of 11% compared to 17,626 boe/d in the prior year. The decline in production is comprised of a 9% decline in oil production and a 15% decline in natural gas production, reflecting the oil focus of Viking's capital spending during 2004. Viking's gross capital spending during the first half of 2004 totaled $13.4 million compared to $21.8 million for the second half of the year. With its 2004 capital program focused on oil producing opportunities, the quarter-over-quarter decline in oil production was substantially arrested by the end of 2004 with a 4% decline in the First Quarter, 7% in the Second Quarter and 1% in both the Third and Fourth Quarters. In summary, Viking's drilling program at Bellshill Lake and a "refrac" program in southwestern Saskatchewan during the second half of 2004 were successful in recovering Viking's oil productive capacity in these areas. Viking's decline in natural gas production reflects an absence of capital spending in 2004, along with near normal natural gas decline rates, the shut-in of approximately 650 mcf/d of production at Tweedie/Wappau by the Alberta Energy and Utilities Board to protect the underlying bitumen resource and the sale of the Carbon property (800 mcf/d) at the end of the Third Quarter.

In 2004, Viking's production was 65% weighted to light crude oil and natural gas liquids. Core producing areas represented over 60% of Viking's productive capacity with the primary areas being Bellshill Lake, Bashaw, Chin Coulee and Bassano averaging 3,400 bbl/d, 1,750 bbl/d, 1,250 bbl/d and 915 bbl/d, respectively, while its largest natural gas producing areas were Channel Lake and Tweedie/Wappau averaging 8,400 mcf/d and 6,800 mcf/d, respectively. With its merger with CNGT on February 1, 2005, and acquisition of Kensington on March 7, 2005 Viking's largest producing asset will become the Markerville/Sylvan Lake area with expected daily production of approximately 5,000 boe/d.

Average daily production for 2004 and 2003 are as follows:
--------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
                                                         2004              2003
--------------------------------------------------------------------------------
Crude oil (bbl/d)                                       9,719            10,678
--------------------------------------------------------------------------------
Natural gas (mcf/d)                                    33,238            38,950
--------------------------------------------------------------------------------
Natural Gas Liquids (bbl/d)                               469               456
--------------------------------------------------------------------------------
Total Production (boe/d at 6:1)                        15,728            17,626
--------------------------------------------------------------------------------


Pricing

Viking's Cash Flow From Operations, earnings and distributions to Unitholders are dependent on the prices received for its oil and natural gas production with oil prices appreciating significantly in 2004. The following table presents Viking's wellhead prices and the related benchmark prices over the past two years:

--------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
                                                            2004          2003
--------------------------------------------------------------------------------
Viking's Average Selling Price
--------------------------------------------------------------------------------
  Crude oil ($/bbl)                                  $     44.50   $     36.91
--------------------------------------------------------------------------------
  Natural gas ($/mcf)                                $      6.86   $      6.59
--------------------------------------------------------------------------------
  Natural Gas Liquids ($/bbl)                        $     37.57   $     34.51
--------------------------------------------------------------------------------
  Average Price ($/boe)                              $     43.12   $     37.81
--------------------------------------------------------------------------------
Benchmark Prices
--------------------------------------------------------------------------------
  WTI oil price ($U.S./bbl)                          $     41.41   $     31.04
--------------------------------------------------------------------------------
  AECO natural gas ($Cdn/mcf)                        $      6.53   $      6.66
--------------------------------------------------------------------------------
  NYMEX natural gas ($U.S./mmbtu)                    $      6.14   $      5.39
--------------------------------------------------------------------------------
  $Cdn/$U.S. exchange rate                           $      0.77   $      0.72
--------------------------------------------------------------------------------


In 2004, the West Texas Intermediate benchmark price for crude oil commenced the year with an average price of $U.S.34.22 in January, increased to $U.S.50.00 in October, settling in December at an average price of $U.S.43.26, resulting in an average price of $U.S.41.41 for the year. Unfortunately, the strengthening of the Canadian dollar relative to the U.S. dollar reduced the full impact of the oil price increases for Canadian producers. For Viking, its average oil price for 2004 increased $7.59 per bbl to $44.50, representing a 21% increase over the prior year. Throughout 2004, Viking had oil price risk management contracts including U.S. dollar contracts in place with volumes of 2,500 bbl/d in the First Quarter reducing to 500 bbl/d in the Third and Fourth Quarters resulting in losses of $4.4 million as compared to losses of $7.6 million in the prior year. The reduced losses were a direct result of Viking's diminished volume under contracts in 2004.

The natural gas price for Alberta deliveries at $6.53 per mcf in 2004 was relatively unchanged from the prior year. Due to the reduced volatility of natural gas prices as well as its reduced level of price risk management activity, Viking received a net profit on its natural gas price risk management contracts of approximately $200,000 in 2004 compared to a loss of $4.8 million in 2003.


Revenues

The following provides a comparison of Viking's revenues in 2004 to the prior year while isolating the costs of settling its commodity price contracts in 2003 (in 2004, similar losses have been reported on a separate line in Viking's statement of income - see Note 3 to the consolidated financial statements):

--------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s)                                                   2004           2003
--------------------------------------------------------------------------------
Crude oil sales                                      $   158,303    $   143,845
--------------------------------------------------------------------------------
Natural gas sales                                         83,455         93,630
--------------------------------------------------------------------------------
Natural Gas Liquids sales and Other                        6,491          5,970
--------------------------------------------------------------------------------
Total Sales Revenue                                      248,249        243,445
--------------------------------------------------------------------------------
Commodity Price Risk Management                              329        (12,348)
(Non-cash amortization in 2004; cash settlements in
2003)
--------------------------------------------------------------------------------
Total Revenues                                       $   248,578    $   231,097
--------------------------------------------------------------------------------


Compared to 2003, Viking's 2004 crude oil sales revenues were $14.5 million (or 10%) higher primarily due to the $7.59 per barrel increase in price providing a $29.6 million favourable variance offset by a $15.1 million shortfall resulting from the 959 bbl/d decline in its average daily oil production.

Natural gas sales revenues in 2004 were $10.2 million lower than the prior year primarily due to a 5,712 mcf/d decline in production resulting in $14.1 million of lost revenue offset by $3.9 million revenue attributed to a $0.27 per mcf price increase realized by Viking.

Commencing on January 1, 2004, Viking adopted the new Canadian accounting standard for commodity price risk management and as a result, no longer includes gains and/or losses on commodity price risk management contracts in its revenues from oil and natural gas sales except for the amortization of unrealized gains on the mark-to-market value of contracts in place as at January 1, 2004. Viking's 2004 revenues include $329,000 of amortization in respect of the $416,000 of unrealized gains deferred as of January 1, 2004 while its 2003 revenues were reduced by $12.3 million in respect of cash settlements. In 2004, Viking's cash settlements totaled $4.0 million and has been disclosed separately as required by the new Canadian accounting standard. For a detailed discussion of the realized and unrealized commodity price management activities in 2004, see the MD&A section - Commodity Price Risk Management.

Royalties

Royalties are paid to various government entities and other land and mineral rights holders in respect of Viking's oil and natural gas production with the percentage of revenue paid remaining relatively consistent year-over-year. The following table provides the breakdown of Viking's royalty payments:

--------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s except percentage amounts)                        2004            2003
--------------------------------------------------------------------------------
Royalties on oil and natural gas liquids sales          $22,088         $20,673
--------------------------------------------------------------------------------
    As a percent of sales                                (13.4%)         (13.8%)
--------------------------------------------------------------------------------
Royalties on natural gas sales                           14,236          17,686
--------------------------------------------------------------------------------
    As a percent of sales                                (17.1%)         (18.9%)
--------------------------------------------------------------------------------
Mineral taxes                                             3,920           3,748
--------------------------------------------------------------------------------
Alberta Royalty Tax Credits                              (2,087)         (1,202)
--------------------------------------------------------------------------------
Total Royalties                                         $38,157         $40,905
--------------------------------------------------------------------------------

As an average percentage, Viking's royalties were 15% of total sales revenues in 2004 compared to 18% in the prior year with the general downward trend shared by oil and natural gas production. Compared to a balanced oil and natural gas producer, Viking's oil weighted production profile results in an overall lower royalty burden due to the low productivity nature of Viking's oil production.

Operating Costs

Viking's operating costs were $1.0 million lower in 2004 compared to 2003, with a $2.2 million increase in spending during the first half of the year offset by a $0.6 million reduction in the Third Quarter and a $2.6 million reduction in the Fourth Quarter of 2004. This trend in reduced costs is reflective of the improved technical focus of the Viking organization as the year progressed and is particularly rewarding in light of many of our industry competitors reporting increasing costs due to the pressures of high activity levels. The inclusion of a full year of KeyWest operating costs in 2004 compared to ten months activity in 2003 provides further reason for satisfaction with the 2004 operating cost performance. Viking's higher unit operating costs in 2004 is a direct result of the 11% decline in 2004's production as compared to the prior year.

--------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s except per boe amounts)                            2004           2003
--------------------------------------------------------------------------------
Operating costs                                          $52,106        $53,132
--------------------------------------------------------------------------------
     - on a per boe basis                                  $9.05          $8.26
--------------------------------------------------------------------------------
Transportation costs                                      $3,735         $2,244
--------------------------------------------------------------------------------

Compared to 2003, Viking's 2004 power costs decreased $2.3 million, repairs and maintenance costs increased by $0.9 million, and third party processing charges and chemical costs each increased by $0.6 million. Viking participates in crude oil blending opportunities whereby it contributes blending facilities and operating expertise with its partner providing incremental feedstock and marketing expertise. Viking's 50% share of the gross margin from blending activities totaled $2.2 million in 2004 compared to $0.3 million in 2003. Such opportunities enable Viking to reduce its operating costs by contributing certain "under-utilized" assets.

Effective January 1, 2004, Canadian reporting standards require that the cost of delivering products to their respective sales/title transfer points be separately disclosed. Accordingly, Viking has segregated the costs of delivering its natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as the cost of its trucking of crude oil to pipeline receipt points. The majority of Viking's crude oil production is sold at the wellhead and involves no transportation obligation and as a result its transportation costs are relatively small.

General and Administrative Expenses
--------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s except per boe amounts)                              2004          2003
--------------------------------------------------------------------------------
General and Administrative costs                       $    10,650   $     9,034
--------------------------------------------------------------------------------
- on a per boe basis                                   $      1.85   $      1.40
--------------------------------------------------------------------------------
Non-cash unit based compensation                       $       598   $         -
--------------------------------------------------------------------------------
Severance costs                                        $     1,496   $     2,408
--------------------------------------------------------------------------------

Viking's general and administrative costs in 2004 are $1.6 million higher than in the prior year with $1.0 million of the increase attributed to an accrual for its short term incentive program in the second half of 2004 with no such amounts provided for in 2003. With its general and administrative costs for the first half of 2004 exceeding the prior year's by $1.8 million, Viking's costs in the second half were $1.2 million less than in 2003, after adjusting for the short term incentive program accrual in 2004. During the first half of 2004, Viking's higher costs were due to the one-time costs associated with the recruiting of a new president and a significant increase in the number of directors' meetings and professional fees incurred. The $1.2 million reduction in the second half of 2004 reflects Viking's revised general and administrative cost structure targeting unit costs of less than $1.50 per boe.

In 2004, Viking recorded a non-cash unit based compensation expense of $0.6 million with $0.3 million attributed to the granting of 68,000 Restricted Awards and 68,000 Performance Awards to its new officer team and other employees. A further $0.3 million has been accrued in respect of the recent capital appreciation of Viking's Trust Units and its impact on options granted to the directors and employees under the Trust Unit Option Plan in 2003 and early 2004.

In 2003 and 2004, Viking's severance costs have been segregated from its on-going expenditures and commencing in 2005, severance costs, if any, will be included in the general and administrative classification.

Interest and Financing Charges
--------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s)                                                     2004          2003
--------------------------------------------------------------------------------
Interest on bank loan borrowings                       $     3,954   $     6,502
--------------------------------------------------------------------------------
Interest on Convertible Debentures                           7,802         7,518
--------------------------------------------------------------------------------
Amortization of deferred charges                               676           648
--------------------------------------------------------------------------------
Accretion of discount on Convertible Debentures                138           139
--------------------------------------------------------------------------------
Total interest expense                                 $    12,570   $    14,807
--------------------------------------------------------------------------------

In 2004, Viking's interest and bank charges were $2.6 million less than in 2003 primarily due to a reduced level of borrowings in 2004 and slightly lower interest rates. The average level of borrowings in 2004 was approximately $75 million compared to $150 million in 2003 with the reduction in 2004 resulting from the $55 million equity offering in July 2004 as well as 44% level of participation in Viking's Premium Distribution and Distribution Reinvestment Programs subsequent to July 2004 and a 79% payout ratio in 2004. Viking's high level of bank borrowings in 2003 was the result of the KeyWest acquisition as well as the acquisition of the Alexis/West Cove properties and a 98% payout ratio. During 2004, Viking's average cost of bank borrowings was approximately 4% compared to 5% in the prior year.

The interest on Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") of $7.8 million in 2004 is $0.3 million higher compared to 2003 due to the Convertible Debentures being outstanding for 15 fewer days in 2003 with their issuance on January 15, 2003. The related issue costs of $3.4 million are being amortized on a straight line basis over a five year term while the amortization of the discounting, to reflect the equity component of the Convertible Debentures, follows an imputed present value methodology.

Commodity Price Risk Management

Viking's past commodity price risk management strategy has been to sell "Calls" to offset the cost of "Floors" thereby collaring a specific price range with no initial cash cost. The following summarizes Viking's losses (and gains) realized on the settlement of its commodity price risk management contracts:

--------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s)                                               2004               2003
--------------------------------------------------------------------------------
Crude oil prices                                $      4,445       $     10,642
--------------------------------------------------------------------------------
$Cdn/$U.S. exchange rates                                (73)            (3,069)
--------------------------------------------------------------------------------
Natural gas prices                                      (181)             4,775
--------------------------------------------------------------------------------
Electrical power prices                                 (170)                -
--------------------------------------------------------------------------------
Net Commodity Price Risk Management Losses      $      4,021       $     12,348
--------------------------------------------------------------------------------

In 2004, Viking has reduced its losses from commodity price risk management contracts to $4.0 million ($0.70 per boe), an $8.3 million reduction compared to the $12.3 million ($1.92 per boe) lost opportunity in the prior year, by discontinuing its practice of routinely hedging up to 50% of its production over the next twelve months on a rolling basis. During 2004, Viking did not enter into any commodity price risk contracts resulting in no commitments in place beyond 2004. As detailed in the 2005 Outlook, Viking assumed natural gas price risk management contracts with its acquisition of CNGT with an unrealized loss of approximately $0.7 million as at January 31, 2005.

Capital and Other Taxes

Viking is liable for the Large Corporations Tax on the capital base of its wholly-owned corporate subsidiaries and makes quarterly installments in respect of this liability. During 2004, Viking incurred $1.7 million for both installments on its 2004 Large Corporations Tax liability as well as the final payments on its 2003 liabilities compared to $1.9 million in the prior year. Except for the Large Corporations Tax, an income fund/royalty trust can arrange its structure to shift much of the liability for both current as well as future income taxes to its Unitholders.

Depletion, Depreciation and Accretion

Depletion and depreciation of Viking's property, plant and equipment is determined using the unit-of-production method based on proven reserves as calculated in accordance with National Instrument 51-101. Viking's accounting for its asset retirement obligation includes an additional depletion charge, also using the unit-of-production method, as well as an accretion charge on the estimated obligation.

In 2004, Viking's charge for depletion, depreciation and accretion totaled $73.7 million ($12.80 per boe) compared to $85.1 million ($13.23 per boe) in the prior year. The depreciation, depletion and accretion charge is lower in 2004 than in the prior year due to Viking's lower production in 2004 as well as the $130 million impairment charge reducing its depletion base in the Fourth Quarter of 2003. Viking's retroactive adoption of the new Asset Retirement Obligation accounting policy has added approximately $0.60 per boe to the depletion charge in 2004 and $0.36 per boe in 2003.

At December 31, 2004, Viking's year-end reserves and management's estimates of future commodity prices and cost projections were used to assess the carrying value of its oil and natural gas property costs, and no impairment existed. December 31, 2004. In 2003, an impairment charge of $130 million was recorded.

Annual Netback (1)
--------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(per boe)                                                     2004          2003
--------------------------------------------------------------------------------
Production per day (boe)                                    15,728        17,626
--------------------------------------------------------------------------------
Sales                                                  $     43.12   $     37.81
--------------------------------------------------------------------------------
Royalties                                                     6.63          6.36
--------------------------------------------------------------------------------
Operating Costs                                               9.05          8.26
--------------------------------------------------------------------------------
Transportation                                                0.65          0.35
--------------------------------------------------------------------------------
Operating Netback                                            26.79         22.84
--------------------------------------------------------------------------------
Cash settlements on commodity price contracts                 0.70          1.92
--------------------------------------------------------------------------------
General and administrative                                    1.85          1.40
--------------------------------------------------------------------------------
Non-cash unit based compensation expense                      0.10             -
--------------------------------------------------------------------------------
Severance and other                                           0.26          0.37
--------------------------------------------------------------------------------
Interest on Bank Loans                                        0.69          1.01
--------------------------------------------------------------------------------
Interest on Convertible Debentures                            1.38          1.19
--------------------------------------------------------------------------------
Capital and other taxes                                       0.30          0.29
--------------------------------------------------------------------------------
Unitholder Netback                                     $     21.51   $     16.66
--------------------------------------------------------------------------------

  (1) Netback pricing, including Operating Netback and Unitholder Netback, does not have a standardized meaning prescribed by Canadian GAAP, and therefore may not be comparable with the calculation of similar measures for other entities.

Unitholder Netbacks have improved in 2004 primarily due to increased commodity prices and a significant reduction in Viking's commodity price risk management activities. In addition, certain costs, as calculated on a per unit basis, have increased primarily as a direct result of reductions in the 2004 production rather than changes in total expenditures.

Net Income and Cash Flow From Operations

For 2004, Viking 's Net Income totaled $75.6 million compared to a loss of $55.3 million in the prior year with the $130.9 million improvement comprised of two components: an impairment charge of $130 million ($85 million net of future income taxes) in 2003 and a $45.9 million improvement in ongoing operating results in 2004. The improved operating results are primarily driven by a $14.5 million increase in crude oil sales revenue, an $8.3 million favourable reduction in commodity price risk management settlements plus a reduction in non-cash charges for depletion, depreciation and accretion ($11.4 million) and future income tax recoveries ($17.9 million) offset by a $10.2 million reduction in natural gas sales revenues. Variances in operating costs, administrative expenditures, interest charges and royalties were less significant.

Viking's 2004 Cash Flow From Operations aggregate to $124.8 million compared to $108.3 million in the prior year. Compared to the prior year, the $16.5 million improvement in Cash Flow From Operations in 2004 is primarily driven by improved crude oil sales revenues and lower commodity price contract settlements offset by lower natural gas sales revenues.

Capital Expenditures
--------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
(in 000s)                                                    2004           2003
--------------------------------------------------------------------------------
Development Drilling                                  $    16,996    $    13,075
--------------------------------------------------------------------------------
Capital workovers                                           8,609          4,615
--------------------------------------------------------------------------------
Gathering lines                                             2,329          4,712
--------------------------------------------------------------------------------
Facilities and other                                        7,249          2,878
--------------------------------------------------------------------------------
Total Capital Expenditures                                 35,183         25,280
--------------------------------------------------------------------------------
Net proceeds from divestitures & acquisitions             (18,453)        22,887
--------------------------------------------------------------------------------
Net Capital Spending                                  $    16,730    $    48,167
--------------------------------------------------------------------------------
Asset Retirement expenditures                         $     1,469    $       761
--------------------------------------------------------------------------------

During 2004, Viking participated in the drilling of 75 wells (38.5 net) resulting in 31 oil wells, 38 gas wells and 6 abandoned wells and a net success rate of 92%. The more significant expenditures in 2004 were a refrac program in western Saskatchewan, a horizontal drilling program at Bellshill Lake and a development drilling program in the Alexis area.

In 2004, Viking's disposition of the Carbon asset and the Greencourt property for net proceeds of $14.0 and $3.0 million respectively, were the significant components of the year's five asset dispositions and two acquisitions. Viking intends to continue its rationalization of non-core properties in 2005.

Quarterly Financial Information

-----------------------------------------------------------------------------------------------------------
                                   2003 - AS RESTATED                              2004
-----------------------------------------------------------------------------------------------------------
(in 000s, except per       First     Second     Third     Fourth     First     Second     Third    Fourth
Trust Unit amounts)      Quarter    Quarter   Quarter    Quarter   Quarter    Quarter   Quarter   Quarter
-----------------------------------------------------------------------------------------------------------
Total Sales Revenues(1) $ 54,418  $  61,425  $ 57,897  $  57,357 $  59,198  $  62,547 $  64,819 $  61,828
-----------------------------------------------------------------------------------------------------------
Cash Flow From          $ 28,613  $  29,667  $ 25,511  $  24,531 $  26,764  $  29,681 $  33,518 $  34,860
Operations (1 & 2)
-----------------------------------------------------------------------------------------------------------
           - per Trust  $   0.44  $    0.34  $   0.29  $    0.25 $    0.28  $    0.30 $    0.31 $    0.32
Unit
-----------------------------------------------------------------------------------------------------------
Net Income (Loss) (1)   $ 14,509  $  19,530  $  5,583  $(94,886) $  14,315  $  13,739 $  17,590 $  29,907
-----------------------------------------------------------------------------------------------------------
           - per Trust  $   0.22  $    0.23  $   0.06  $  (0.98) $    0.15  $    0.14 $    0.16 $    0.27
Unit
-----------------------------------------------------------------------------------------------------------
Cash Distributions (3)  $ 21,829  $  30,925  $ 28,662  $  25,144 $  23,333  $  23,430 $  26,004 $  26,512
-----------------------------------------------------------------------------------------------------------
           - per Trust  $   0.34  $    0.36  $   0.32  $    0.26 $    0.24  $    0.24 $    0.24 $    0.24
Unit
-----------------------------------------------------------------------------------------------------------

  1) After adjusting 2003 for the change in accounting policies for Convertible Debentures, Asset Retirement Obligations and the segregation of Transportation costs.

  2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.

  3) Declared distributions if Trust Unit held throughout the year.

Over the past eight quarters, Viking's revenues have trended upward due to improving oil prices and reduced losses on settlement of commodity price risk management contracts more than offsetting production declines. Throughout 2004, Viking's Cash Flow From Operations improved as the higher costs associated with changing its senior management transitioned to a trend of lower operating and administrative costs driven by the new management team. In 2003, Viking's acquisition of Keywest Energy Corporation in February and the purchase of the Alexis/West Cove properties in May with anticipated production increments of 8,600 boe/d and 700 boe/d, respectively, resulted in generally higher operating costs and increased financing charges. Net Income in the Fourth Quarter of 2003 was significantly impacted with a $130 million impairment charge, $85 million net of reductions to future income taxes.

Throughout early 2003, Viking's distributions reflected the fluctuations in production and an increasing cost structure while the distributions since the Fourth Quarter of 2003 reflect stable monthly distributions of $0.08 per Trust Unit with excess Cash Flow From Operations used to fund Viking's capital program and improve its balance sheet. Viking's payout ratio in 2003 was 98% of Cash Flow From Operations and 79% in 2004.

Liquidity and Capital Resources

At the end of 2003, Viking had total bank borrowings of $119.4 million and $74.3 million of Convertible Debentures, representing 1.8 times its 2003 Cash Flow From Operations and 26% of Viking's total market capitalization.

During the first half of 2004, Viking's balance sheet remained relatively unchanged as Cash Flow From Operations was $56.4 million, distributions to Unitholders totaled $43.1 million (net of $3.6 million of distribution reinvestment) and capital expenditures were $13.4 million leaving bank borrowings unchanged at $119.5 million.

During the second half of 2004, Viking had Cash Flow From Operations of $68.4 million, distributions to Unitholders of $32.2 million (net of $19.3 million of distribution reinvestment) and capital expenditures of $21.8 million. This provided $14.4 million of free cash flow, as Viking used the proceeds from an equity issue in July and approximately $15 million of proceeds from asset dispositions to reduce its bank borrowings to $29.4 million by year end.

In July 2004, Viking received regulatory approval for its Premium Distribution TM, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Premium DRIP Plan") which allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price or to exchange such Trust Units for a cash payment equal to 102% of the distribution payment. Commencing with the distribution paid on August 15, 2004, Unitholders representing approximately 44% of Viking's Trust Units elected to participate in the Premium DRIP Plan resulting in a $3.5 million monthly influx of fresh equity. It is anticipated that Viking's distribution reinvestment program will continue to fund a significant portion of its annual capital spending program.

In the second half of 2004, Viking maintained its monthly distributions at $0.08 per Trust Unit while its Cash Flow From Operations increased by $11.9 million resulting in a payout ratio of 77% as compared to a payout ratio of 83% in the first half of 2004. Viking intends to maintain its payout ratio between 70% and 90% to fund an increased level of capital investment in an effort to arrest the natural decline in production.

For 2004, Viking declared distributions of $99.3 million representing 79% of its $124.8 million of Cash Flow From Operations as compared to $106.6 million of distributions declared in 2003 with Cash Flow From Operations of $108.3 million and a 98% payout ratio.

At December 31, 2004, Viking had credit facilities in place with an established Borrowing Base of $170 million with borrowings outstanding of $29.4 million. Including its Convertible Debentures as debt, Viking's financial ratios are very solid with total debt representing less than one year's Cash Flow From Operations and 12% of enterprise value with over $140 million of credit capacity available.

On January 31, 2005, Viking entered into a new credit agreement which, subsequent to the closing of the CNGT transaction, provides a $200 million Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility. This credit agreement provides an initial term to June 30, 2005 that can be extended for an additional 364 days on an annual basis with the agreement of the lenders. If the term is not extended, the agreement matures two years thereafter with no repayments required prior to maturity. This agreement replaces Viking's previous facilities and provides Viking with lower borrowing costs and more flexible repayment terms. The Borrowing Base of the new credit facilities is determined by the value of Viking's proved oil and natural gas reserves. The lenders reserved the right to revise their commitments based on an annual independent assessment of Viking's year end reserve information and the lender's commodity price outlook.

On January 27, 2005, the CNGT Unitholders approved the combination of CNGT with Viking and on February 1, 2005, Viking issued 54,132,320 Trust Units to effect the transaction. In addition, Viking refinanced $71 million of CNGT bank borrowings under its credit facilities bringing Viking's total bank borrowings to approximately $100 million on February 1, 2005. With its issue of 54,132,320 Trust Units to close this transaction, Viking's post-merger balance sheet remains strong with total debt (including Convertible Debentures) of approximately $175 million, available credit lines of $125 million and an enterprise value of approximately $1.3 billion.

On March 7, 2005, Viking had 166,575,465 Trust Units outstanding.

On February 18, 2005, the Kensington Energy Ltd ("Kensington"). shareholders tendered 58.3 million Class A shares, representing 89.8% of the outstanding shares, to Viking's offer to purchase all of Kensington's shares. Viking purchased the tendered shares and extended its offer to March 7, 2005 to enable the tendering of additional shares. By March 7, 2005, an additional 2.4 million shares of Kensington were tendered which, after their being acquired by Viking, enabled Viking to complete its acquisition of 100% of the Kensington shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta). The cash cost of this acquisition approximates $46 million including $12 million for the repayment of the Kensington bank debt. Subsequent to the acquisition of Kensington, Viking had drawn approximately $150 million under its credit facilities with $75 million of available credit lines.

Viking anticipates that it will continue to have adequate liquidity to fund future operating and planned capital spending during 2005 through a combination of Cash Flow From Operations, existing credit facilities and participation in its Premium DRIP Plan. A significant portion of Viking's $65 to $70 million capital spending budget for 2005 is discretionary and can be curtailed in the event of a commodity prices downturn. Viking anticipates that significant acquisitions will be funded by a combination of credit facilities, equity offerings and Cash Flow From Operations.

The ownership of Viking's Trust Units by non-residents of Canada is currently estimated at less than 25% of our outstanding Trust Units, significantly below the 50% limitation proposed in recent Canadian legislation to retain "mutual fund" status under the Income Tax Act (Canada). This estimate of Viking's non-resident ownership may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of the beneficial owners of such securities. The proposed legislation would have imposed a non-resident restriction on Viking to retain its "mutual fund" status and related income tax treatment. Although the respective Canadian legislation has been withdrawn, there is a risk that Canadian legislation may propose further legislation effecting Viking's current income tax responsibilities and/or the income tax treatment afforded to its Unitholders.

Commitments

Viking has contractual obligations entered into during the normal course of oil and gas operations including Crown royalty obligations, surface lease rentals, mineral taxes as well as abandonment and reclamation costs. The amounts paid with respect to these burdens will depend on the future production, commodity prices and legislative changes. In addition, Viking has transportation and processing commitments with minimal future payments required. Excluding the commitments related to the CNGT Combination Agreement and the Kensington Pre-Acquisition Agreement described above, Viking has the following obligations as at December 31, 2004:

------------------------------------------------------------------------------------------------------------
                                   TOTAL            2005          2006-8         2009-10    2011 & BEYOND
------------------------------------------------------------------------------------------------------------
Credit Facilities         $       29,350               -  $       29,350               -                -
------------------------------------------------------------------------------------------------------------
Convertible Debentures(1) $       98,363  $        7,801  $       90,562               -                -
------------------------------------------------------------------------------------------------------------
Office Lease Payments     $        2,995  $          651  $        1,715  $          539   $           90
------------------------------------------------------------------------------------------------------------
Asset Retirement          $      152,832  $        1,934  $       10,922  $        8,682   $      131,294
Expenditures
------------------------------------------------------------------------------------------------------------
Lease rentals on oil &    $       16,595  $        3,319  $        9,957  $        3,319                -
gas properties
------------------------------------------------------------------------------------------------------------
Total obligations                300,135          13,705         142,506          12,540          131,384
------------------------------------------------------------------------------------------------------------

  1) Including interest on the Convertible Debentures to their maturity on January 31, 2008.

Off Balance Sheet Arrangements

As discussed in Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices and effective January 1, 2004, the mark-to-market value (or deficiency) has been recorded on the balance sheet with subsequent changes and settlements reflected in the statement of earnings.

As described under Commitments above, Viking has approximately five years left on its office lease at the end of 2004 with such future payments to be included in its general and administrative costs in future years.

Viking has not entered into any other guarantees or off balance sheet arrangements.

Transactions with Related Parties

In 2004, Viking's transactions with related parties were limited to certain contract drilling arrangements and field operations in two producing areas. With respect to its contract drilling, Viking has access to numerous drilling contractors and the opportunity to select the contractor best suited for the particular application and to competitively bid its work to ensure the pricing with an independent contractor or the related party is market based. Viking contracted the drilling services with this related party as the specific drilling rig provided was appropriate for the requirements and the cost was competitive.

With respect to its ongoing field operations in the West Cove area which is operated by a related party, Viking, as a non-operating participant, is able to decline to participate in new capital projects with the result being that the related party, as operator, becoming entitled to receive 300% return of capital invested prior to the respective interest reverting to Viking pursuant to the terms of the "industry standard" joint venture agreement. Similarly, for the Alexis property which is operated by Viking, the related party may decline to participate in new capital projects with Viking then entitled to a 300% return of capital prior to the respective interest reverting to the related party.

It is the responsibility of the Audit Committee to ensure the proper disclosure is made in the various regulatory filings with respect to such activities between Viking and related parties. The responsibility of the Corporate Governance Committee is to determine if such relationships could influence a director's judgment in dealing with the affairs of Viking. In 2004, both committees have reviewed Viking's related party transactions.

Critical Accounting Policies

Viking's financial statements have been prepared in accordance with GAAP and a summary of significant accounting policies is presented in Note 2 to Viking's consolidated financial statements. Most accounting policies are mandated under GAAP and Viking seldom has the ability to select alternatives. In respect to its accounting for oil and gas activities, Viking has a choice between two acceptable policies: the full cost and successful efforts methods of accounting.

Viking follows the full cost method of accounting for its oil and gas operations under which all costs of acquiring, exploring and developing oil and gas properties are capitalized including unsuccessful drilling costs. Under the successful efforts method of accounting, all exploration costs, except for costs associated with drilling successful exploration wells, are expensed in the period in which they occur. The difference between these two acceptable methods is not expected to be significant to Viking's earnings as its activities are primarily focused on low risk development and exploitation drilling that traditionally has a high rate of success.

The impairment test under the full cost method of accounting is applied to the carrying value of the oil and natural gas property costs with reserves valued using estimated future commodity prices and future cost estimates. Under the successful efforts method of accounting, costs are aggregated on a property-by-property basis with each property subject to an impairment test. Each policy may result in a different carrying value for oil and natural gas property costs as well as different net incomes.

Critical Accounting Estimates

In the preparation of Viking's consolidated financial statements, management makes certain judgments and estimates based on the best information available at the reporting date. Due to the timing of when activities occur compared to the reporting of those activities, actual results may have a material impact on Viking's financial results and financial condition.

The estimation of reserves is critical to several accounting estimates and requires significant judgment based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available and as economic conditions impacting oil and natural gas prices, operating costs and royalty charges change. Reserve estimates impact Viking's earnings through the calculation of depletion, the determination of the Asset Retirement obligation and the application of impairment tests.

Viking's financial results include estimates on the following items:

     o Depletion, depreciation and accretion based on estimates of oil and natural gas reserves,

     o   Estimated fair values of commodity price contracts,

     o   Estimated value of its future income tax liability, and

     o Estimated value of its Asset Retirement Obligation including the timing of and amount of future costs.


RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Asset Retirement Obligations

In December 2002, the Canadian Institute of Chartered Accountants (the "CICA") issued a new accounting standard relating to "Asset Retirement Obligations." This standard requires recognition of a liability representing the fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The standard is effective for all fiscal years beginning on or after January 1, 2004 and has been adopted by Viking effective January 1, 2004 - see notes 2, 3(a) and 8 to Viking's consolidated financial statements.

Financial Instruments That May Be Settled in Cash or Equity Instruments

In November 2003, the Accounting Standards Board of the CICA issued a revised accounting guideline relating to "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This guideline requires such financial instruments be classified as a liability with the related interest expensed as incurred and a portion of the financial instrument relating to its conversion feature classified as an equity component resulting in the carrying value of the liability component of the financial instrument being less than the face value. This guideline is effective for years beginning after November 2003 and earlier adoption was recommended. Viking adopted this guideline on a retroactive basis for its Convertible Debentures issued on January 15, 2003 as described in notes 2, 3(b) and 9 to Viking's audited consolidated financial statements.

Hedging Relationships

In November 2002, the CICA issued an amended accounting guideline relating to "Hedging Relationships." This guideline establishes conditions whereby hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. This guideline impacted Viking's Net Income and Net Income per Trust Unit as Viking's commodity price risk management contracts do not qualify for hedge accounting. Where hedge accounting does not apply, any changes in the fair value of such financial instruments relating to a period will be included in Net Income. Viking adopted this guideline effective January 1, 2004 as described in notes 2, 3(c) and 14.

Variable Interest Entities

In June 2003, the CICA issued a new accounting guideline relating to "Consolidation of Variable Interest Entities." This accounting guideline defines Variable Interest Entities ("VIEs") as entities in which either: the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. This guideline harmonizes Canadian and U.S. GAAP and provides guidance for entities consolidating VIEs in which it is the primary beneficiary. The guideline is effective for annual and interim financial statements relating to fiscal years beginning on or after November 1, 2004. Viking does not expect this guideline to have a material impact on its financial statements.

Earnings per Share

In July 2003, the CICA proposed an amendment to its accounting standards relating to Earnings per Share to reflect similar amendments adopted by the International Accounting Standards Board and proposed by the Financial Accounting Standards Board in the U.S. The majority of the amendments relate to the treatment of mandatory convertible instruments. The CICA expects these changes to be effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2005. Viking does not expect these amendments to have a material effect on its calculation of Earnings per Trust Unit.

Financial Instruments

The Accounting Standards Board of the CICA has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. They will require:

     o All trading of financial instruments be recognized on the balance sheet and will be adjusted to fair value through the income statement,

     o All remaining financial assets will be recorded at cost and amortized through the financial statements,

     o A new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities, and

     o An update to its earlier accounting guideline to require that the fair value changes not recorded in the income statement be recorded through the comprehensive income statement.

At this time, Viking has not assessed the impact of these requirements on its future financial statements.

Changes in Accounting Policies and Estimates and Errors

The Accounting Standards Board of the CICA has proposed a new standard relating to "Changes in Accounting Policies and Estimates and Errors" to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

Subsequent Events

The Accounting Standards Board of the CICA has proposed an amendment to extend the period during which subsequent events are required to be considered. The proposed period is between the balance sheet date and the date when the financial statements are authorized for issue. In addition, disclosure is required as to the date the financial statements were authorized for issue and who provided that authorization.


Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact Viking's consolidated financial statements.

OUTLOOK

Viking has announced monthly distributions of $0.08 per Trust Unit to March 2005 and provided commodity prices remain strong, anticipates monthly distributions of $0.08 per Trust Unit to continue, reflecting a distribution of approximately 70% to 90% of its Cash Flow From Operations.

Viking expects its daily production will average approximately 23,000 boe/d in 2005 with its First Quarter's production approximating 20,000 boe/d with the CNGT merger effective February 1, 2005 and the Kensington acquisition dated later in the First Quarter. These production estimates are net of the anticipated property acquisitions and dispositions required to further focus Viking's assets within core areas. Subsequent to its acquisition of CNGT, Viking estimates that its 2005 unit operating costs will approximate $8.00 per boe with administrative costs to average $1.30 per boe, excluding non-cash compensation expense, if any, related to its Option and Unit Award Incentive Plans. Capital spending plans for 2005 are in the range of $65 to $70 million. Viking will continue with its efforts to reduce its unit operating and administrative costs while increasing its level of investment to optimize the long term value of its existing assets.

With the acquisition of CNGT on February 1, 2005, Viking has assumed natural gas price risk management contracts on 15,300 GJ/d for the month of February and March of 2005 with an average floor price of $5.74 per GJ and a price cap of $7.78 plus contracts for 10,000 GJ/d for the period April 2005 through October 2005 at an average fixed price of $6.42 and a further 10,000 GJ/d for the period from November 2005 through March 2006 at an average fixed price of $7.08. As at January 31, 2005, these contracts had a mark-to-market deficiency of $730,000.

Viking intends to continue as an active participant in the rationalization and consolidation of the royalty trust landscape with an expectation to become a solid mid-sized royalty trust. Viking will continue with the divestment of its less significant/isolated properties while acquiring complementary properties adjacent to its core focus areas in the western Canadian sedimentary basin. During 2004, Viking significantly increased its technical capabilities and in 2005, will leverage off this expertise to improve its capital spending efficiency as well as to identify property acquisitions with significant upside potential. Viking intends to maintain a strong balance sheet through the commodity price cycle with undrawn credit capacity to enable an active property acquisition program.

2005 Cash Flow From Operations Sensitivities

The following table reflects sensitivities of Viking's anticipated 2005 Cash Flow From Operations to key assumptions in its ongoing business.

------------------------------------------------------------------------------------------------------------
                                                                                             IMPACT ON CASH
                                                                                                  FLOW FROM
                                                         ASSUMPTION              CHANGE          OPERATIONS
------------------------------------------------------------------------------------------------------------
WTI oil price ($U.S./bbl)                            $        46.00       $        1.00    $    0.03 / Unit
------------------------------------------------------------------------------------------------------------
$Cdn/$U.S.                                           $         0.82       $        0.01    $    0.01 / Unit
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                             IMPACT ON CASH
                                                                                                  FLOW FROM
                                                         ASSUMPTION              CHANGE          OPERATIONS
------------------------------------------------------------------------------------------------------------
AECO daily natural gas price                         $         6.40       $        0.50    $    0.06 / Unit
------------------------------------------------------------------------------------------------------------
Interest rate on outstanding bank debt                         4.0%                1.0%    $    0.00 / Unit
------------------------------------------------------------------------------------------------------------
Liquids production volume  (bbl/d)                           11,800                 200    $    0.01 / Unit
------------------------------------------------------------------------------------------------------------
Natural gas production volume (mcf/d)                        65,000               1,000    $    0.01 / Unit
------------------------------------------------------------------------------------------------------------
Operating Expenses (per boe)                         $         8.00       $        0.20    $    0.05 / Unit
------------------------------------------------------------------------------------------------------------


Additional Information - Additional information relating to Viking, including its Annual Information Form, is available at www.sedar.com